Exhibit 12.1

CBL & Associates Properties, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(in thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Earnings:
Income before discontinued operations, equity in earnings, minority interest in earnings and income tax provision	$39,863	$42,805	$181,410	$270,107	$198,883	$242,490	$140,666
Fixed charges less capitalized interest and preferred dividends	66,127	63,929	257,067	210,914	177,219	154,116	143,125
Distributed income of equity investees	891	2,269	12,372	7,492	8,801	4,150	5,599
Equity in losses of equity investees for which charges arise from guarantees	(109)	—	(461)	(1,020)	—	(39)	(12)
Minority interest in earnings of subsidiaries that have not incurred fixed charges	(1,044)	(991)	(4,205)	(3,700)	(3,554)	(2,254)	(1,782)

Total earnings	$105,728	$108,012	$446,183	$483,793	$381,349	$398,463	$287,596

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$66,127	$63,929	$257,067	$210,914	$177,219	$154,116	$143,125
Capitalized interest	3,613	2,119	11,504	8,715	4,517	5,974	5,593
Preferred dividends	7,642	7,642	30,568	30,568	18,309	19,633	10,919

Total combined fixed charges and preferred dividends	$77,382	$73,690	$299,139	$250,197	$200,045	$179,723	$159,637

Ratio of earnings to combined fixed charges and preferred dividends	1.37	1.47	1.49	1.93	1.91	2.22	1.80

(1) The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

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